SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
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                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                     PUERTO RICAN CEMENT COMPANY, INC.
  -----------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                       (Title of Class of Securities)


                                 745075101
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                               (CUSIP Number)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                 Copies to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000


                               June 11, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on the following pages)




CUSIP No. 745075101                      13D

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    1      NAME OF REPORTING PERSONS:
                CEMEX, S.A. de C.V.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                N/A
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               [ ]  (a)
                                                               [X]  (b)
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS:
               See Items 3 and 4
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                United Mexican States
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                              7          SOLE VOTING POWER:
          NUMBER OF                      none
           SHARES             ------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    1,482,804
          REPORTING           ------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         none
                              ------------------------------------------------
                             10          SHARED DISPOSITIVE POWER:
                                         1,482,804
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               1,482,804
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                            [   ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 29%
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   14      TYPE OF REPORTING PERSON:
                HC, CO
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CUSIP No. 745075101                             13D
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    1      NAME OF REPORTING PERSONS:
                Tricem Acquisition, Corp.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                N/A
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 [ ]  (a)
                                                                 [X]  (b)
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:
                See Items 3 and 4
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                        [   ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Commonwealth  of Puerto Rico
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                                   7     SOLE VOTING POWER:
          NUMBER OF                      none
           SHARES                  -------------------------------------------
        BENEFICIALLY               8     SHARED VOTING POWER:
        OWNED BY EACH                    1,482,804
          REPORTING                -------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE POWER:
                                         none
                                   -------------------------------------------
                                   10    SHARED DISPOSITIVE POWER:
                                         1,482,804
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                1,482,804
------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                               [   ]
------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 29%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                CO
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                                Schedule 13D

This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of shares of common stock as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of common stock of the Company.

Information contained in this Statement on Schedule 13D is as of the date of the event reported, unless otherwise expressly provided herein.


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $1.00 per share (the "Common Stock") of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 364487, San Juan, Puerto Rico 00936-4487.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed by CEMEX, S.A. de C.V, a stock corporation with variable capital organized under the laws of the United Mexican States ("CEMEX"), and Tricem Acquisition, Corp., a Puerto Rico corporation and an indirect wholly-owned subsidiary of CEMEX
("Purchaser" and, together with CEMEX, the "Reporting Persons").

         CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2001, of approximately 79.5 million metric tons, and is one of the world's largest traders of cement and clinker, having traded 13.2 million metric tons of cement and clinker in 2001. CEMEX engages, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. It is a global cement manufacturer, with operations in North, Central and South America, Europe, the Carribean, Asia and Africa. The principal executive offices of CEMEX are located at located at Ave. Constitucion 444 Pte., Monterrey, Mexico 64000.

         Purchaser is a newly incorporated corporation organized in connection with the tender offer to be commenced by CEMEX and Purchaser on or before July 2, 2002 with respect to the Common Stock. The principal executive offices of Purchaser are located at Tricem Acquisition, Corp., c/o Rivera, Tulla & Ferrer, 50 Quisqueya Street, San Juan, Puerto Rico 00917-1212, Attention: Eric Tulla.

         (d)-(e) The name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule 1 attached hereto. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule 1 hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         During the last five years neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of its executive officers or directors (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         (f) The citizenship of the persons listed on Schedule 1 hereto is as listed therein. CEMEX is a corporation organized under the laws of the United Mexican States. The Purchaser is a corporation organized under Puerto Rico law.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons may be deemed to be beneficial owners of the Common Stock pursuant to the Transaction Support Agreements (described in
Item 4), which were entered into as a condition to, and in consideration of, the Reporting Persons entering into the Merger Agreement (described in Item 4). The Reporting Persons received no other consideration for entering into the Transaction Support Agreements.

Item 4.  Purpose of Transaction.

         On June 11, 2002, the Reporting Persons and the Company entered into an Agreement and Plan of Merger, dated as of June 11, 2002 (the "Merger Agreement"), pursuant to which the Purchaser will commence a tender offer, on or before July 2, 2002, for all of the outstanding shares of the Common Stock of the Company for $35.00 per share (the "Offer Price") net to the selling holders in cash (the "Offer"). Any remaining outstanding shares of the Common Stock after a successful completion of the Offer, other than shares held by CEMEX, the Company, or their subsidiaries, will in a subsequent second-step merger of the Purchaser with and into the Company (the "Merger") be converted into the right to receive $35.00 in cash per share of the Common Stock.

         In order to induce the Reporting Persons to enter into the Merger Agreement, four entities, El Dia, Inc. ("El Dia"), Ferre Investment Fund, Inc. ("FIF"), South Management Corporation ("SMC") and ALFRA Investment Corporation ("ALFRA," and together with El Dia, FIF and SMC, the "Stockholders"), each of which is a stockholder of the Company, entered into separate (but substantially identical) Transaction Support Agreements, each dated as of June 11, 2002 (the "Transaction Support Agreements"), with the Reporting Persons.

         The Reporting Persons entered into the Transaction Support Agreements for the purpose of facilitating the consummation of the Offer and the approval by the stockholders of the Company of the Merger, if required. Pursuant to the Transaction Support Agreements, the Stockholders agree to promptly (and in no case later than two business days prior to the expiration of the Offer) tender all of their respective shares of Common Stock, and to not withdraw from the Offer such shares at any time prior to the termination of the Merger Agreement. The Stockholders further agreed therein that, except in accordance with the terms of the Merger Agreement, they will not sell, transfer, tender, pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to deposit into any voting trust, enter into any voting agreement, or create or permit to exist any liens of any nature whatsoever with respect to any of their shares of the Common Stock.

         Pursuant to the Transaction Support Agreements, the Stockholders agreed to vote (i) in favor of adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Transaction Support Agreements and otherwise in such manner as may be necessary to consummate the Merger; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of the Stockholders contained in the Transaction Support Agreements; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including Takeover Proposal or Superior Proposal (as such terms are defined in the Merger Agreement) made by any third party) that could reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Transaction Support Agreements. Each of the Stockholders also have given the Reporting Persons an irrevocable proxy to vote its respective shares of Common Stock if such Stockholder fails to vote its shares of Common Stock as set forth above.

         The Stockholders have also each granted CEMEX an irrevocable option (the "Options") to purchase all of their shares of the Common Stock at a price of $35.00 per share, less any extraordinary dividends declared or paid from and after the date of the Transaction Support Agreements through the end of the period during which the Options may be exercised and subject to adjustments required by changes in the shares due to any stock dividend, stock split, recapitalization, combination, exchange of shares, or the like; provided, that no adjustment shall be made to the Option exercise price as a result of the declaration or payment by the Company of its regular quarterly cash dividends not in excess of $0.19 per share declared and paid in accordance with the Company's past dividend policy; provided further that no further dividends shall be declared after the consummation of the Offer.

         The Options may be exercised in whole and not in part, and, if exercised, must be exercised with regard to each and all of the Stockholders. The Options may only be exercised if (i) a Termination Fee (as defined in the Merger Agreement) has been paid or is payable pursuant to Section 10.3 of the Merger Agreement, (ii) the Merger Agreement is terminated as a result of the failure to satisfy the Minimum Condition (as defined in the Merger Agreement) to the Offer if at or prior to the time of such termination it has become publicly known that a third-party Takeover Proposal has been made or (iii) a Subsequent Amendment (as defined in the Merger Agreement) to a Takeover Proposal is received by the Company or becomes publicly known. If the Options become exercisable, the Options may be exercised during a period starting on the date on which the Merger Agreement is terminated (unless prior to termination a Subsequent Amendment is received by the Company or becomes publicly known, in which case the date of receipt or disclosure of the Subsequent Amendment is the date on which the Options become exercisable) and ending on the 30th day from the date the Merger Agreement is terminated.

         The Transaction Support Agreements do not give the Reporting Person the right to elect directors of the Company, amend the terms or conditions of the Merger Agreement or enter into any merger on terms or conditions that are different from the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that promptly upon the acceptance for purchase of not less than a majority of the outstanding shares of Common Stock on a fully diluted basis by the Purchaser pursuant to the Offer, the Company's board of directors shall elect to such board of directors a number of directors, rounded up to the next whole number, on the board of directors such that the percentage of CEMEX's designees on the board of directors shall equal the percentage of the shares Common Stock owned of record or beneficially by CEMEX or its direct or indirect subsidiaries.

         The foregoing descriptions of the Merger Agreement and the Transaction Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Transaction Support Agreements, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         Except as set forth above and as set forth in the Merger
Agreement, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) As a result of the Transaction Support Agreements, as of June 11, 2002 the Reporting Persons beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 1,482,804 shares of the Common Stock. Such amount includes
(i) 658,976 shares of the Common Stock of which El Dia is the record owner,
(ii) 282,854 shares of the Common Stock of which FIF is the record owner,
(iii) 537,174 shares of the Common Stock of which SMC is the record owner and (iv) 3,800 shares of the Common Stock of which ALFRA is the record owner. Based on 5,148,474 shares of the Common Stock outstanding as of March 31, 2002, the Reporting Persons beneficially own approximately 29% of the outstanding shares of the Common Stock.

         (b) Pursuant to the Transaction Support Agreements, the Stockholders agreed with the Reporting Persons that the Stockholders would, among other things, vote (or cause to be voted) all shares of the Common Stock held of record or beneficially owned by the Stockholders in favor of the Merger and other actions required in furtherance thereof. In addition, the Stockholders agreed to appoint the Reporting Persons as proxies to vote all of the Common Stock of the Company held of record or beneficially owned by the Stockholders in favor of the Merger as set forth in Item 4, above. In addition, as described in Item 4, under certain circumstances the Reporting Persons have the right to acquire the shares of Common Stock held by the Stockholders. As a result, the Reporting Persons share voting and dispositive power with respect to the 1,482,804 shares of the Common Stock owned by the Stockholders.

         (c) Except as set forth or incorporated by reference herein, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive, officer or director of the Reporting Persons, has effected any transaction in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On May 24, 2002, CEMEX (on whose behalf the agreement was signed by CEMEX, Inc.) entered into a Confidentiality Agreement (the "Confidentiality Agreement") with the Company (on whose behalf the agreement was signed by UBS Warburg, LLC, financial advisor to the Company). Pursuant to the Confidentiality Agreement, CEMEX and the Company have agreed, among other things, that, for a period of 18 months from the date of the Confidentiality Agreement, it and its affiliates and associates (as defined in Rule l2b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended) shall not without the prior written consent of the other party, (i) acquire, agree to acquire or make any proposal to acquire any securities or property of such other party or any of its subsidiaries, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of such other party or any of its subsidiaries, (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of such other party or any of its subsidiaries,
(iv) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of such other party, (v) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vi) advise, assist or encourage any other persons in connection with any of the foregoing.

         The Company has agreed, however, that the execution and delivery of the Merger Agreement constitutes the consent of the Company's Board of Directors, among other things, to the taking by the Reporting Persons of the actions otherwise prohibited by the standstill provisions of the Confidentiality Agreement described in the preceding paragraph, whether through the transactions contemplated by the Merger Agreement, the Transaction Support Agreements or otherwise. The Company and the Reporting Persons further agreed that notwithstanding anything in the Merger Agreement or in the Confidentiality Agreement to the contrary, the standstill provisions set forth in the sixth paragraph of the Confidentiality Agreement shall not survive and shall forthwith become void in the event that the Options (as defined in the Transaction Support Agreements) become exercisable pursuant to the terms of the Transaction Support Agreements.

         Other than the Confidentiality Agreement, the Transaction Support Agreements and the Merger Agreement, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.


   Exhibit No.      Exhibit Name

1 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, Purchaser and the Company
2 Form of Transaction Support Agreement, dated June 11, 2002, between CEMEX, the Purchaser and the Stockholders
3                   Confidentiality Agreement, dated May 24, 2002 , between
                    CEMEX and the Company



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CEMEX, S.A. de C.V.


                                             By:  /s/ RAMIRO G. VILLARREAL
                                                  ------------------------
                                                  Name:  Ramiro G. Villarreal
                                                  Title: General Counsel


                                             TRICEM ACQUISITION, CORP.


                                             By:  /s/ JILL SIMEONE
                                                  ----------------
                                                  Name:  Jill Simeone
                                                  Title: Assistant Secretary

Dated: June 21, 2002



                               EXHIBIT INDEX




   Exhibit No.      Exhibit Name

1 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, Purchaser and the Company
2 Form of Transaction Support Agreement, dated June 11, 2002, between CEMEX, the Purchaser and the Stockholders
3                   Confidentiality Agreement, dated May 24, 2002 , between
                    CEMEX and the Company



                         SCHEDULE I TO SCHEDULE 13D
                         --------------------------
         Filed by CEMEX, S.A. de C.V. and Tricem Acquisition, Corp.

                      DIRECTORS AND EXECUTIVE OFFICERS
                      --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of CEMEX and Purchaser. Unless indicated otherwise, each person is a citizen of Mexico with a principal business address at Ave. Constitucion 444 Pte., Monterrey, Nuevo Leon, Mexico 64000. All persons are citizens of Mexico, except as set forth below.


CEMEX:
Name                                                 Present Principal Occupation or Employment
----                                                 ------------------------------------------
Lorenzo H. Zambrano                                  Chairman, Chief Executive Officer and Director
Armando J. Garcia Segovia                            Director, Executive Vice President of Development
Marcelo Zambrano Hellion                             Director
Eduardo Brittingham Sumner                           Director
Lorenzo Mikmo Zambrano                               Director
Rodolfo Garcia Muriel                                Director
Rogelio Zambrano Lozano                              Director
Robert Zambrano Villarreal                           Director
Bernardo Quintana Isaac                              Director
Dionisio Garza Medina                                Director
Alfonso Romo Garza                                   Director
Jorge Garcia Segovia                                 Alternate Director
Tomas Brittingham                                    Alternate Director
Mauricio Zambrano Villareal                          Alternate Director
Luis Santos de la Garza                              Board Examiner
Fernando Ruiz Arredondo                              Alternate Board Examiner
Hector Medina                                        Executive Vice President
Rodrigo Trevino                                      Chief Financial Officer
Ramiro G. Villarreal                                 General Counsel
Mario de la Garza                                    Vice President of Administration
Francisco Garza                                      President of CEMEX North America and Trading
Jose Luis Saenz de Miera (Citizen of Spain)          President of CEMEX Europe and Asia
Victor Romo                                          President of CEMEX South America and the Caribbean
Gilberto Perez                                       President of CEMEX USA

Purchaser:
Name                                                 Present Principal Occupation or Employment
----                                                 ------------------------------------------
Hector Medina                                        President
Philippe Gastone (Citizen of France)                 Director, Vice President
Ramiro Villarreal                                    Director, Secretary
Alfredo Cavazos                                      Treasurer
Jill Simeone (Citizen of United States)              Director, Assistant Secretary
